FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	August 3, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG
First Majestic Reports Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the second quarter ended June 30, 2017. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

SECOND QUARTER 2017 HIGHLIGHTS
(compared to First Quarter 2017)

•	Silver equivalent production decreased 9% to 3.9 million ounces

•	Silver production decreased 16% to 2.3 million ounces

•	All-in sustaining costs (“AISC”) increased 19% to $14.58 per payable silver ounce

•	Revenues decreased 13% to $60.1 million

•	Realized average silver price decreased 2% to $17.17 per ounce

•	Mine operating earnings decreased 86% to $1.4 million

•	Cash flow per share was $0.11 per share (non-GAAP), a decrease of 32% from the prior quarter

•	Cash costs increased 11% to $7.41 per payable silver ounce (net of by-product credits)

•	Net earnings of $1.4 million (Basic EPS of $0.01)

•	Adjusted net loss, excluding non-cash and non-recurring items, totaled $3.6 million (Adjusted loss per share of $0.02)

•	Strong treasury with cash and cash equivalents totaling $126.9 million at the end of the quarter

“Our second quarter results were unfortunately burdened by labour issues which have since been resolved,” stated Keith Neumeyer, President and CEO of First Majestic. “While weaker revenues and cash flows were realized as a result of these work stoppages and a strengthening Mexican Peso, our treasury remained relatively unchanged at a very healthy $126.9 million. Due to this unexpected weakness in cash flows, as a conservative measure, management has decided to reduce capital expenditures by $17.5 million for the year. Our focus in the second half of 2017 remains to be the construction of the new roaster system at our La Encantada which is on schedule for commissioning in the first quarter of 2018 as well as the renewed investments in underground development which has been lacking over the past few years. This increase in underground development, which started in mid-2016, will have a direct impact on improving production, however, the positive impacts of these types of investments are generally delayed by 12 to 24 months.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2017-Q2	2017-Q1	Change Q2 vs Q1	2016-Q2	Change Q2 vs Q2	2017-YTD
Operational
Ore Processed / Tonnes Milled	691,833	822,336	(16%)	798,182	(13%)	1,514,170
Silver Ounces Produced	2,287,188	2,708,978	(16%)	2,844,930	(20%)	4,996,166
Silver Equivalent Ounces Produced	3,888,944	4,267,350	(9%)	4,681,608	(17%)	8,156,294
Cash Costs per Ounce (1)	$7.41	$6.68	11%	$6.41	16%	$7.02
All-in Sustaining Cost per Ounce (1)	$14.58	$12.21	19%	$10.97	33%	$13.30
Total Production Cost per Tonne (1)	$51.53	$44.72	15%	$44.97	15%	$47.83
Average Realized Silver Price per Ounce (1)	$17.17	$17.55	(2%)	$17.01	1%	$17.37

Financial (in $millions)
Revenues	$60.1	$69.1	(13%)	$66.1	(9%)	$129.2
Mine Operating Earnings (2)	$1.4	$10.0	(86%)	$9.9	(86%)	$11.4
(Loss) Earnings before Income Taxes	($6.7)	$2.6	(358%)	$9.2	(173%)	($4.1)
Net Earnings (Loss)	$1.4	$2.7	(48%)	$6.1	(77%)	$4.1
Operating Cash Flows before Working Capital and Taxes (2)	$18.0	$26.6	(32%)	$23.5	(23%)	$44.6
Cash and Cash Equivalents	$126.9	$127.6	(1%)	$108.2	17%	$126.9
Working Capital (1)	$130.9	$136.8	(4%)	$119.1	10%	$130.9

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	$0.02	(48%)	$0.04	(78%)	$0.03
Adjusted EPS (1)	($0.02)	$0.02	(198%)	$0.03	174%	$0.00
Cash Flow per Share (1)	$0.11	$0.16	(33%)	$0.15	(26%)	$0.27

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company realized an average silver price of $17.17 per ounce during the second quarter of 2017, representing a 1% increase compared with the second quarter of 2016 and a 2% decrease compared to $17.55 in the prior quarter.

Revenues generated in the second quarter totaled $60.1 million, a decrease of 9% compared to the second quarter of 2016 primarily due to a 13% decrease in silver equivalent ounces sold, which resulted from lost production due to the illegal work stoppage at the La Encantada mine, as well as lower production from La Parrilla and Santa Elena compared to the same quarter of the prior year.

Mine operating earnings were $1.4 million in the quarter compared to $9.9 million in the second quarter of 2016. The decrease in mine operating earnings was primarily affected by lost revenue from the La Encantada illegal strike, where $1.4 million in standby costs continued to be incurred, and $0.2 million in severance costs that were paid out.

Cash flow from operations before movements in working capital and income taxes in the quarter was $18.0 million ($0.11 per share) compared to $23.5 million ($0.15 per share) in the second quarter of 2016. The decrease was primarily attributed to lower mine operating earnings impacted by the mine stoppages in the quarter.

The Company generated net earnings of $1.4 million (EPS of $0.01) in the second quarter compared net earnings of $6.1 million (EPS of $0.04) in the second quarter of 2016. The decrease of $4.7 million was primarily attributed to: 1) $8.5 million decrease in mine operating earnings as a result of mine stoppages; 2) $6.0 million decrease in investment and other income, mainly attributed to market price volatility on the Company's holdings in marketable securities; partially offset by 3) an income tax recovery of $8.1 million in the second quarter due to the impact of foreign exchange on deferred tax liabilities. Excluding all non-

cash and non-recurring items, the Company generated an adjusted loss of $3.6 million (adjusted loss of $0.02 per share) during the quarter.

The Company maintains a strong treasury with $126.9 million in cash and cash equivalents at the end of the quarter, reflecting a 1% decrease compared to the prior quarter. The Company’s working capital position decreased 4% to $130.9 million compared to $136.8 million at the end of the prior quarter.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Second Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,451	148,039	132,880	81,843	67,073	29,547	691,833
Silver Ounces Produced	557,914	374,901	425,060	365,323	425,645	138,345	2,287,188
Silver Equivalent Ounces Produced	1,399,940	375,563	593,852	712,714	577,598	229,276	3,888,944
Cash Costs per Ounce	$2.86	$13.59	$11.15	$3.99	$5.43	$12.65	$7.41
All-in Sustaining Cost per Ounce	$6.64	$17.95	$17.12	$7.93	$7.53	$19.51	$14.58
Total Production Cost per Tonne	$54.44	$33.65	$44.54	$57.16	$69.37	$93.49	$51.53
Production in the quarter totalled 3.9 million silver equivalent ounces consisting of 2.3 million ounces of silver, 15,186 ounces of gold, 7.6 million pounds of lead and 0.9 million pounds of zinc. Compared to the previous quarter, total production decreased by 9% primarily due to unusual efforts by unionized workers to illegally disrupt mining activities which caused labour issues, including minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days and contributed to a 47% or 333,396 silver equivalent ounce reduction in production at La Encantada. The leaders of the National Union and Confederation of Mexican Workers Union were both supportive of the corrective actions taken by the Company which are expected to lead to improvements in productivity at each of the operations in the coming quarters. The Company anticipates production at La Encantada will be back on track in the third quarter and will work to recuperate lost tonnage over the remainder of 2017.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce in the quarter was $7.41, an increase of 11% or $0.73 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily due to the 16% decrease in silver production and a stronger Mexican peso which appreciated 11% against the U.S. dollars compared to the previous quarter.
AISC per ounce in the second quarter was $14.58, an increase of 19% or $2.37 per ounce compared to the previous quarter. The increase in AISC was primarily due to the 16% decrease in silver production and an increase in sustaining capital expenditures as the Company catches up with program targets for 2017 after a slower than expected initiation of exploration and development activities at the beginning of the year.
Total capital expenditures in the second quarter were $16.3 million, a decrease of 14% compared to the prior quarter, primarily consisting of $3.4 million at Santa Elena, $2.8 million at La Encantada, $3.3 million at La Parrilla, $1.7 million at Del Toro, $2.5 million at San Martin and $1.4 million at La Guitarra.

OUTLOOK

The Company is updating its 2017 annual silver production guidance to be in the range of 10.0 million to 10.6 million ounces (or 15.7 million to 16.6 million silver equivalent ounces), compared to the previous guidance of 11.1 to 12.4 million ounces (or 16.6 to 18.5 million silver equivalent ounces). The 12% decrease in silver production is primarily due to lower head grades from slow initiation of underground development activities at the beginning of the year and lost production as a result of three illegal blockades in the second quarter which amounted to four days at La Parrilla, two days at Santa Elena and 42 days at La Encantada.

Annual cash cost is now expected to be within the range of $7.00 to $7.75 per ounce, compared to the previous guidance of $6.06 to $6.48 per ounce, primarily due to lower anticipated production levels, higher energy costs attributed to the Mexican government's oil and gas deregulation policies that came into effect in the first quarter of 2017, as well as strengthening of the Mexican pesos against the U.S. dollar.

The Company has also updated its capital budget for 2017 and has reduced capital investments by $17.5 million to $106.5 million consisting of $45.6 million for sustaining requirements and $60.9 million for expansionary projects. This represents a 14% decrease compared to the original 2017 capital budget of $124.0 million. The revised annual budget includes capital investments totaling $43.6 million to be spent on underground development, $36.9 million towards property, plant and equipment, $21.6 million in exploration and $4.3 million towards corporate automation and efficiency projects. Total capital expenditures in the first half of 2017 totalled $35.4 million, representing approximately 33% of the $106.5 million revised budget. The Company expects capital spending to increase in the second half of 2017 to catch up to program targets, with a majority of the investment focused on underground development, exploration and the completion of the roaster at La Encantada and the tailings filters at San Martin.

Furthermore, the Company is now expecting to complete a total of 64,500 metres of underground development in 2017, representing a 14% decrease compared the original budget of 74,850 metres. In addition, the Company is planning to complete a total of 145,000 metres of exploration drilling in 2017, representing a 21% decrease compared to the original budget of 183,000 metres. The Company completed 28,692 metres of development and 58,070 exploration metres in the first half of 2017, representing 44% and 40%, respectively, of the revised budget.

A mine-by-mine breakdown of the revised 2017 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were updated to: silver: $17.00/oz, gold: $1,250/oz, lead: $1.00/lb, zinc: $1.25/lb, MXN:USD 18:1, compared to previous assumptions of: silver: $16.50/oz, gold: $1,200/oz, lead: $1.00/lb, zinc: $1.20/lb, MXN:USD 20:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.2 - 2.3	5.2 - 5.5	2.58 - 2.85	6.23 - 6.71
La Encantada	2.3 - 2.5	2.3 - 2.5	11.06 - 12.23	14.68 - 16.07
La Parrilla	1.8 - 1.9	2.5 - 2.7	9.36 - 10.35	14.37 - 15.65
Del Toro	1.3 - 1.4	2.5 - 2.7	3.33 - 3.68	9.32 - 10.00
San Martin	1.7 - 1.8	2.2 - 2.3	6.04 - 6.68	9.46 - 10.29
La Guitarra	0.6 - 0.7	0.9 - 1.0	10.83 - 11.97	19.64 - 21.28
Consolidated	10.0 - 10.6	15.7 - 16.6	$7.00 - $7.75	$14.40 - $15.50

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.67 to $2.83 per payable silver ounce.

The Company is projecting its 2017 AISC, as defined by the World Gold Council ("WGC"), to be within a range of $14.40 to $15.50 per payable silver ounce, compared to the previous guidance of $11.96 to $12.88. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2017 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	7.00 - 7.75
Workers Participation Costs	0.24 - 0.26
General and Administrative Costs	1.75 - 1.85
Sustaining Development Costs	1.93 - 2.04
Sustaining Property, Plant and Equipment Costs	2.25 - 2.29
Sustaining Exploration Costs	0.31 - 0.33
Share-based Payments (non-cash)	0.83 - 0.88
Accretion of Reclamation Costs (non-cash)	0.09 - 0.10
All-In Sustaining Costs: (WGC definition)	$14.40 - $15.50
All-In Sustaining Costs: (WGC excluding non-cash items)	$13.48 - $14.52

1.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.12 per ounce.

CONFERENCE CALL
The Company will be holding a conference call and webcast on Friday, August 4, 2017 at 10 am PDT (1 pm EDT).
To participate in the conference call, please dial the following:

Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340
Toll Free Germany:     0800 180 1954
Toll Free UK:         0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:        1-800-319-6413
Outside Canada & USA:        1-604-638-9010
Access Code:             1572 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.0 to 10.6 million ounces of pure silver or 15.7 to 16.6 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.